SEALY, INC.

One Office Parkway at Sealy Drive • Trinity, North Carolina 27370 • USA

Telephone: 336-861-3500 • Fax: 336-861-3501

                                                                                                                                                                                May 7, 2008

VIA FACSIMILE AND EDGAR

Re:	Sealy Corporation
Form 10-K for the year ended December 2, 2007
Form 10-Q for the quarter ended March 2, 2008
Schedule 14A filed on March 31, 2008
File No. 1-8738

Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Salik:

On behalf of Sealy Corporation (the “Company” or “Sealy”), this will respond to the telephone comments received from Ms. Nudrat Salik of the Securities and Exchange Commission staff (the “Staff”) on May 7, 2008.  The telephone conference call addressed the Staff’s additional comments following the Company’s responses in its May 2, 2008 letter to the Staff’s letter dated April 22, 2008.

Note 9.  Commitments

Leases, page 79

With respect to the Company’s response to comment 5 of the Staff’s letter dated April 22, 2008, Ms. Salik requested additional information from the Company related to the accounting and disclosures for lease payments that adjusted based on an existing index or rate.  In particular, Ms. Salik asked for examples of how a change in the applicable index affects the financial statements and disclosures surrounding leases.  Ms. Salik asked that the examples include both operating and capital leases with lease payments that adjust based on these indices.

Operating Lease Accounting and Disclosure

For certain of our operating lease arrangements, we have payments that adjust annually based on changes in existing indices or rates.  In these situations, lease expense is recognized based on the amounts as they adjust each period and amounts are included in our future minimum annual operating lease commitments disclosure based on the current payments under the indices.

Example:  A production facility lease includes a provision whereby the rental payments annually adjust on August 1st based on the year-over-year change in the Consumer Price Index (CPI).  This lease terminates on July 31, 2008.  The annual lease payments for this facility increased from $788,952 in lease year 2006 to $804,732 in lease year 2007.  Note that the lease year is from August 1st to July 31st.

Rental expense recognized in the statement of operations for this facility was $779,593 and $794,212 in fiscal 2006 and fiscal 2007, respectively.  These amounts were included in our disclosure of rental expense charged to operations in Note 9 of the financial statements.

The Company’s schedule of future minimum annual operating lease commitments disclosed in Note 9 included the following amounts in the fiscal 2007 financial statements.

Fiscal Year	Commitments under Operating Leases (2007 Filing)
2007	N/A
2008	$536,488
2009	—
2010	—
2011	—
2012	—
Thereafter	—

The $536,488 commitment disclosed above is representative of the currently applicable monthly rental expense of $67,061 for eight months.

Capital Leases

None of the Company’s capital lease arrangements as of December 2, 2007 included adjustments to rental payments based on changes in existing indices or rates.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (336) 861-3674.

Very truly yours,

/s/ Jeffrey C. Ackerman

Jeffrey C. Ackerman
Executive Vice President and Chief
Financial Officer